

April 8, 2014

<u>Via E-mail</u>
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
4401 Great America Parkway
Santa Clara, California 95054

> **Re:** **Palo Alto Networks, Inc.**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed December 5, 2013**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed September 25, 2013**
> **File No. 001-35594**

Dear Mr. McLaughlin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Craig D. Wilson
>
> Craig D. Wilson
> Senior Assistant Chief Accountant